Adelphia Business Solutions

Morgan Stanley Sponsored Investor Day

September 5, 2001

Forward Looking Financial Information Disclosure Disclaimer

The statements in this presentation that are not historical facts are forward-looking statements that are subject to material risks and uncertainties. Investors are cautioned that any such forward-looking statements are not guarantees of future performance or results and involve risks and uncertainties, and that actual results or developments may differ materially from those in the forward-looking statements as a result of various factors which are discussed in Adelphia's and Adelphia Business Solution's filings with the Securities and Exchange Commission. These risks and uncertainties include, but are not limited to, uncertainties relating to general economic and business conditions, acquisitions and divestitures, growth and expansion risks, the availability and cost of capital, government and regulatory policies and developments, the pricing and availability of equipment, materials, inventories and programming, product acceptance, the ability to construct, expand and upgrade its cable systems, fiber optic networks and related facilities, risks associated with reliance on the performance and financial condition of vendors and customers, the ability of the companies to execute on their business plans and to market services to existing and new customers, dependence on customers and their spending patterns, technological developments and changes in the competitive environment in which we operate. Additional information regarding factors that may affect the business and financial results of Adelphia and Adelphia Business Solutions can be found in their most recent Quarterly Reports on Form 10-Q filed with the Securities Exchange Commission and their respective Form 10-Ks for the year ended December 31, 2000, as well as in the prospectus and most recent prospectus supplement filed under Registration Statement Nos. 333-64224 and 333-11142 (formerly No. 333-88927), under the section entitled "Risk Factors" contained therein. Neither company undertakes to update any forward-looking statements in this presentation or with respect to matters described herein.

Company Overview

Status Report







Modification of Business Plan

- Concentration in 50-60 markets with current active (or near to active) networks
- Leverage profitability of Classes of ‘96-’98 markets
  - Dense Fiber Optic Rings
  - Fixed wireless
  - DSL Connectivity in Bell LSOs
- Utilize regional network in Eastern U.S. for connectivity of newer markets
- Focus new business on owned network assets - eliminate TSR
- Continued conversion/elimination of existing TSR customer base in 2001

Financial Impact of Business Plan Modification



	Previous Plan	New Plan
Markets	75-80	50-60
Revenue Growth 5yr CAGR	41%	33%
EBITDA Positive	Q4 ‘01	Q4 ‘01
Cap X – Q3 2001-2003	$960 Million	$630 Million
Free Cash Flow	Q4 ‘04	Q2 ‘04
Adjusted Funding Gap as of June 30, 2001	($1,105 Million)	($80 Million)
Sources of Financing		
- Existing Liquidity @ June 30, 2001	$85 Million	$85 Million
- Asset Sale to ADLAC	-	$125 Million
- Senior Secured Credit Facility	-	$500 Million

Adelphia BUSINESS SOLUTIONS


IP Data Center

230 million POPs of Fixed Wireless Spectrum

Major Customers

McLeodUSA

Seal of the State of Pennsylvania

GSA

Virginia — Sic Semper Tyrannis

Department of the Navy — United States of America

Vermont — Freedom and Unity

Sprint.

BELLSOUTH

verizon

UUNET
A WorldCom Company

MCI WORLDCOM

ride the light
Qwest.

AT&T

NEXTEL

Adelphia
BUSINESS SOLUTIONS

PENNSTATE

HAVERFORD
College

THE UNIVERSITY of VERMONT

BRYN MAWR COLLEGE

MARYLAND INSTITUTE COLLEGE OF ART

PENN
UNIVERSITY of PENNSYLVANIA

RICHMOND

PNC

HERSHEY'S

HIGHMARK

Archdiocese of Philadelphia

NASHVILLE ELECTRIC SERVICE
NES

SUNOCO

NewsChannel5.com
YOUR NEWS & INFORMATION LEADER

Bank of America

Shop At Home
NETWORK

CCA
CORRECTIONS CORPORATION OF AMERICA

Commonwealth of PA

Illustrates advantages of a facilities rich approach and strong product portfolio

Service Requirements

Dial tone -

100,000 lines

2,500 data locations

State wide ATM network

Product Offerings

Centrex

POTS/PRI

Long distance

ACD Application

WAN

High Speed Ethernet

ATM

Frame Relay

Access Technologies

Fiber Rich Network

Broadband Fixed Wireless

ILEC Colocations/DSL

Contribution to Business Plan

- **Annual Revenues of over $50 million and going**
- **Annual EBITDA contribution of over $25 million**

Adelphia BUSINESS SOLUTIONS



2001 Business Drivers

- Convert Existing TSR Customers to our Networks
- Add New Customers Directly on to our Networks
- Significantly reduce overhead expenses associated with nationwide expansion effort
- Complete Local Network Construction and light an additional 35 markets in 2001
- Complete Long-haul Connectivity for all Local Markets lit in 2001
- Maximize Billing and Cross Product Bundling Opportunities through Launch on New OE/OM Convergence Billing System
- Expand Product Management Efforts
- Minimize Bad Debts Associated with Bad Customers

MARKET MATURITY
A TRACK RECORD OF SUCCESS

	21 Original Markets			38 Expansion Markets		
	Gross Margin Positive	EBITDA Positive	Free Cash Flow Positive	Gross Margin Positive	EBITDA Positive	Free Cash Flow Positive
Three Years from Now	21	21	21	38	38	15
Two Years from Now	21	21	21	38	30	5
One Year from Now	21	21	15	25	12	0
Today	**21**	**21**	**9**	**9**	**1**	**0**
One Year Ago	21	17	1	0	0	0
Two Years Ago	18	16	1	0	0	0
Three Years Ago	16	7	0	0	0	0



Proof of Concept - A Facilities Based Strategy

- All Original Markets are EBITDA positive
- Strong Facilities Presence in Lit Markets
  - Regional network rings active in East U.S.
  - Core networks for Class of 1999 being completed during 2001
- History of strong Gross Margins in Mature Markets
  - Class of 1996 consistently over 70% GM
  - On-switch emphasis will improve overall GM in 2001
- Multiple Broadband Access Technologies will facilitate Facilities Based Strategy in Newer Markets

Gross Margin Opportunities Depend Upon Delivery Method


90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
On-Net
LMDS
DSL
Type II
TSR
Gross Margin

- Gross Margin Opportunity is very Dependent Upon Transport Method
- Established Markets Incremental Margin per Capital Dollar Deployed is Very High
- Lower Dependence Upon ILEC Increases Service Capabilities
- Broadband Connectivity Aids Multiple Service Offerings and Cross Product Bundling Opportunities

Capital Cost of Facilities Based Market Entry

($ in millions)

Core Infrastructure Capital		Years 1/2
Local Fiber Network – assumes 100 miles @ $50K average (40% savings if built with cable partner)		$ 5.0
Central Office with Regional Switch		
- CO	$ 5.0	
- Switch	$ 3.0	
- Sonet	$ 1.0	
- DACs	$ 1.5	
Total Central Office		$10.5
LSO Collocation – assumes 4-6 ILEC COs		$ 1.5
Connectivity to Long Haul Network		$ 0.4
Other (Office, Vehicles, Tools, etc.)		$ 0.6
Total Core Infrastructure		$18.0

Targeted 5 Year ROA

($ in millions)	With Cable Partner	Without Cable Partner
Year 5 Revenue	$28	$22
Year 5 EBITDA	$15	$11
EBITDA %	54%	51%
Gross PP&E – Core	$16	$18
Gross PP&E – Success Based	$28	$24
Customers	1,500	1,200
Employees	65	60
Unlevered ROA	37%	28%

Thereafter capital spending, including capacity spending, is largely success based at $650-$750/access line addition

Capital Spending Plan

- ***Heavily focused on profitable business***



$800
$700
$600
$500
$400
$300
$200
$100
$-
Dollars in Millions
1999
2000
2001
2002
2003
2004
Core Network Capital
Success based Capital

Adelphia BUSINESS SOLUTIONS



Strong Return on Incremental Capital Investment

Success based capital has high contribution margin

- Core markets contribution of Annualized Revenues to Capital Investment of $1.10:$1.00
- On-switch EBITDA margins of 55% - 75%
  - Annual run-rate EBITDA improvement of over $140-$160 million
- Implied 2 year return of capital investment
- Focus on Customer Premise Equipment and Access Capital (Fiber, LMDS, DSL)

Illustrative Financial Model of a CLEC Market


$45,000
$40,000
$35,000
$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
$-
$(5,000)
6 Months
12 Months
18 Months
24 Months
30 Months
36 Months
42 Months
48 Months
54 Months
60 Months
Revenue
EBITDA
5 YR Revenue CAGR 365%
Contribution Margin of Revenue to EBITDA of 50% - 60%
EBITDA Margin 35%
Peak EBITDA Loss 18 Months
EBITDA Breakeven (36 Months)

A Historic Track Record of Success


EBITDA % of Revenues
100.0%
50.0%
0.0%
-50.0%
-100.0%
*
-150.0%
Length of Time Markets in Operation Since:
1 Yr
2 Yrs
4 Yrs
5+ Yrs
2000
1999
1998/97
1996 and before

* Markets at -100% EBITDA represent markets with minimal revenue and operating expense

	2000	1999	1998/97	1996 and before
Annualized EBITDA	$ (4.2M)	$(21.8M)	$ 26.6M	$150.3M
Gross PP&E as of 6/30/01	$134.3M	$405.3M	$168.6M	$807.6M

A Historic Track Record of Success


EBITDA % of Revenues
100.0%
50.0%
0.0%
-50.0%
-100.0%
-150.0%
Harrisburg
LQA Revenue $24.2M
LQA EBITDA $18.9M
EBITDA % 64.6%
Gross PP&E $72.4M
Unlevered ROA 32.5%
Customers 992
Employees 34
Length of Time Markets in Operation Since:
1 Yr
2 Yrs
4 Yrs
5+ Yrs
2000
1999
1998/97
1996 and before

A Historic Track Record of Success



EBITDA % of Revenues
100.0%
50.0%
0.0%
-50.0%
-100.0%
-150.0%
Wichita
LQA Revenue $19.7M
LQA EBITDA $11.3M
EBITDA % 57.4%
Gross PP&E $38.6M
Unlevered ROA 46.0%
Customers 1,066
Employees 47
Length of Time Markets in Operation Since:
1 Yr
2 Yrs
4 Yrs
5+ Yrs
2000
1999
1998/97
1996 and before

A Historic Track Record of Success


EBITDA % of Revenues
100.0%
50.0%
0.0%
-50.0%
-100.0%
-150.0%
Philadelphia
LQA Revenue $ 65.8M
LQA EBITDA $ 37.3M
EBITDA % 56.7%
Gross PP&E $128.2M
Unlevered ROA 28.7%
Customers 2,000
Employees 71
Length of Time Markets in Operation Since:
1 Yr
2 Yrs
4 Yrs
5+ Yrs
2000
1999
1998/97
1996 and before

A Historic Track Record of Success



EBITDA % of Revenues
100.0%
50.0%
0.0%
-50.0%
-100.0%
-150.0%
Vermont
LQA Revenue $ 38.9M
LQA EBITDA $ 20.0M
EBITDA % 51.3%
Gross PP&E $ 54.4M
Unlevered ROA 45.6%
Customers 772
Employees 35
Length of Time Markets in Operation Since:
1 Yr
2 Yrs
4 Yrs
5+ Yrs
2000
1999
1998/97
1996 and before

A Historic Track Record of Success


EBITDA % of Revenues
100.0%
50.0%
0.0%
-50.0%
-100.0%
-150.0%
Buffalo
LQA Revenue $ 30.3M
LQA EBITDA $ 8.1M
EBITDA % 26.7%
Gross PP&E $ 71.5M
Unlevered ROA 36.5%
Customers 2,298
Employees 59
Length of Time Markets in Operation Since:
1 Yr
2 Yrs
4 Yrs
5+ Yrs
2000
1999
1998/97
1996 and before

A Historic Track Record of Success



EBITDA % of Revenues
100.0%
50.0%
0.0%
-50.0%
-100.0%
-150.0%
Jacksonville
LQA Revenue $ 17.6M
LQA EBITDA $ 2.2M
EBITDA % 12.8%
Gross PP&E $ 98.5M
Unlevered ROA 16.0%
Customers 875
Employees 45
Length of Time Markets in Operation Since:
1 Yr
2 Yrs
4 Yrs
5+ Yrs
2000
1999
1998/97
1996 and before

Class of 1996

Overall Quarterly Annualized Performance*


$450,000
$400,000
$350,000
$300,000
$250,000
$200,000
$150,000
$100,000
$50,000
$-
SEP99Q
DEC99Q
MAR00Q
JUN00Q
SEP00Q
DEC00Q
MAR01Q
JUN01Q
SEP01QE
DEC01QE
Revenue CAGR 40%
EBITDA (45% of Revenue)
Actual results (41% of revenue)
Revenue
EBITDA

* Before Allocation of Corporate Overhead

Sep01 - Dec01 represent Company estimates

Class of 1997/1998

Overall Quarterly Annualized Performance*



$90,000
$80,000
$70,000
$60,000
$50,000
$40,000
$30,000
$20,000
$10,000
$-
$(10,000)
SEP99Q
DEC99Q
MAR00Q
JUN00Q
SEP00Q
DEC00Q
MAR01Q
JUN01Q
SEP01QE
DEC01QE
Revenue CAGR 61%
EBITDA (40% of Revenue)
Actual results (37% of revenue)
Revenue
EBITDA

* Before Allocation of Corporate Overhead

Sep01 - Dec01 represent Company estimates

Class of 1999

Overall Quarterly Annualized Performance*



$150,000
$100,000
$50,000
$-
$(50,000)
$(100,000)
$(150,000)
SEP99Q
DEC99Q
MAR00Q
JUN00Q
SEP00Q
DEC00Q
MAR01Q
JUN01Q
SEP01QE
DEC01QE
Revenue CAGR 115%
Revenue
EBITDA

* Before Allocation of Corporate Overhead

Sep01 - Dec01 represent Company estimates

Class of 2000

Overall Quarterly Annualized Performance*


$40,000
$30,000
$20,000
$10,000
$-
$(10,000)
$(20,000)
$(30,000)
Revenue CAGR 325%
SEP99Q
DEC99Q
MAR00Q
JUN00Q
SEP00Q
DEC00Q
MAR01Q
JUN01Q
SEP01QE
DEC01QE
Revenue
EBITDA

* Before Allocation of Corporate Overhead

Sep01 - Dec01 represent Company estimates

Adelphia BUSINESS SOLUTIONS

Financial Results

21 Original Markets

Revenue


2 year CAGR 80%
$500,000
$450,000
$400,000
$350,000
$300,000
$250,000
$200,000
$150,000
$100,000
$50,000
$-
$198,052
$242,360
$285,956
$321,636
$368,916
$387,044
$411,904
$435,504
SEP99Q
DEC99Q
MAR00Q
JUN00Q
SEP00Q
DEC00Q
MAR01Q
JUN01Q

Last Quarter Annualized ($'000s)

EBITDA

40.6% Margin


$200,000
$180,000
$160,000
$140,000
$120,000
$100,000
$80,000
$60,000
$40,000
$20,000
$-
$52,616
$84,860
$84,296
$78,540(a
$117,016
$137,368
$150,088
$176,856
SEP99Q
DEC99Q
MAR00Q
JUN00Q
SEP00Q
DEC00Q
MAR01Q
JUN01Q

Last Quarter Annualized ($'000s)

(a) Includes settlement charges with Bell Atlantic

Adelphia
BUSINESS SOLUTIONS

Gulf Region / Wichita
A Case Study in Success

Overview of Assets-Facilities Key Drivers to Long Term Success

	One Year Ago	Current	By Q1 2002
Lit Markets	40	59	62
Local Operational Fiber Miles - Route	8,147	10,142	11,000
- Strand	359,862	586,183	650,000
5ESS Switches Operational	23	30	30
Collocated Central Offices	234	321	350
Data Switches	12	30	30
Buildings Connected	3,057	3,369	4,200



90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
On-Net
LMDS
DSL
Type II
TSR
Gross Margin

Type I - Leveraging Facilities for High Economic Returns

Typical Single Tenant Type I Building Profile

Tenants		1
Square Feet		10,000
Addressable Market	- Access Lines	40 - 50
	- Annual Telecom Dollars	$ 25,000

Building Entry/CPE Cost Profile

Fiber Construction	$ 5,000
CPE (including SONET)	12,000
Riser Cable/Labor, etc.	1,000
Total Capital Costs	$ 18,000

Opportunity	100%
Revenue (Monthly Recurring)*	$ 2,100
Cost of Service/Building Rent	250
Gross Margin $	1,850
Gross Margin %	88%
Selling Cost – One Time	(3,500)
Incremental Monthly EBITDA Contribution	1,850
Payback (in Months)	12 months
ROIC – assumes customer for 4 years	96.3%

* Excludes one time installation charges which are often available in Type I Buildings

Type I - Leveraging Facilities for High Economic Returns

Typical Type I Multi-Tenant Building Profile

Tenants		20
Square Feet		100,000
Addressable Market	- Access Lines	240
	- Annual Telecom Dollars	$168,000

Building Entry/CPE Cost Profile

Fiber Construction	10,000
CPE (including SONET)	16,000
Riser Cable/Labor, etc.	4,000
Total Capital Costs	$ 30,000

	Penetration Rates of Building		
Opportunity	20%	50%	100%
Revenue (Monthly Recurring)*	$ 2,800	$ 7,000	$ 14,000
Cost of Service/Building Rent	525	850	1,400
Gross Margin $	2,275	6,150	12,600
Gross Margin %	81%	88%	90%
Selling Cost – One Time	(3,000)	(7,500)	(15,500)
Incremental Monthly EBITDA Contribution	2,275	6,150	12,600
Payback (in Months)	14 months	8 months	6 months
ROIC – assumes customer for 4 years	73.6%	145.9%	197.4%

* Excludes one time installation charges which are often available in Type I Buildings

Adelphia
BUSINESS SOLUTIONS


12000 Westheimer Rd
12000 Westheimer Rd
Houston, TX 77077
On Fiber
6420-30 Richmond Ave
6420 Richmond Ave
Houston, TX 77057
On Fiber
2640-50 Westheimer Rd
2640 Westheimer Rd
Houston, TX 77098
On Fiber
2323 S Voss Rd
2323 S Voss Rd
Houston, TX 77057
0.293mi From Fiber
9894-98 Bissonnet St
9894 Bissonnet St
Houston, TX 77036
On Fiber
10030 Bissonnet St
10030 Bissonnet St
Houston, TX 77036
On Fiber
8300 Bissonnet St
8300 Bissonnet St
Houston, TX 77074
On Fiber
Hedwig Village
Bunker Hill Village
Hunters Creek Village
Bellaire
West University Place
Southside Place
Westheimer
Bellaire Blvd
Beechnut St
Hillcroft St
Alief Rd
Kirkwood Dr
S Gessner Rd
Westpark Dr
Sn Felipe St
Washington Ave
Allen Pkwy
Addicks
Eldridge Rd
Memorial Dr
Stella Link Rd
S Post Oak Rd
Hiram Clarke Rd
Holmes Rd
W Airport Blvd
Beechnut Blvd
Florence Rd
Burney Rd
Andrau Airpark

Adelphia BUSINESS SOLUTIONS

City Overview

June Month-End				
	On-Net	**Type II**	**TSR**	**Total**
Budget %	72%	16%	12%	
Actual %	75%	18%	6%	
Budget Qty	13,834	3,064	2,344	19,242
Actual Qty	15,151	3,699	1,261	20,111
Delta	1,317	635	(1,083)	869

Existing LEC Collo's	**Pending LEC Collo's**	**Fiber Route Miles**	**Lit Buildings**	**Type II DS1 Buildings**	**Type II DS0 Buildings**	**TSR Buildings**
5	2	236	225	333	209	576
		Lines	15,151	3,268	431	1,261
		Per Bldg		9.8	2.1	2.2

Budget Summary YTD thru June 01

	Total	Budget	Delta
REVENUE	10,223,741	9,061,740	1,162,001
Tech Exp	1,554,968	1,556,638	(1,670)
GROSS	**8,668,773**	**7,505,102**	**1,163,671**
MARGIN	**85%**	**83%**	
Total Expenses	4,417,940	3,572,324	845,616
EBITDA	**5,805,801**	**5,489,416**	**316,385**
	57%	**61%**	

Well Known Customers

CITY OF WICHITA

Cessna
A Textron Company

Coleman

BOMBARDIER
AEROSPACE

Protection One

Western Resources

CANDLEWOOD
SUITES
Where Value Stays

HCA

LONE STAR
STEAKHOUSE
&
SALOON

Technical Exp YTD thru June 01

Top 12	1st Q	2nd Q	YTD	BUDGET	Delta	
Wages	279,557	322,020	601,577	513,716	87,861	117%
TSR	248,982	39,591	288,573	465,745	(177,172)	62%
Type II	159,671	175,653	335,324	290,293	45,031	116%
Long Distance	132,408	141,873	274,281	245,000	29,281	112%
Oper Trnspt Fee	83,221	106,603	189,824	160,832	28,992	118%
Data Expense	59,723	83,139	142,862	107,120	35,742	133%
Interconnect Fees	42,367	74,972	117,339	47,305	70,034	248%
Collocation	31,230	25,291	56,521	63,750	(7,229)	89%
Outside Services	18,597	11,144	29,741	38,400	(8,659)	77%
Other Tech Exp	9,751	17,969	27,720	30,691	(2,971)	90%
Travel & Entertainment	1,726	4,686	6,412	14,080	(7,668)	46%
Education	2,251	-	2,251	5,250	(2,999)	43%
Total Technical Expenses	814,411	740,557	1,554,968	1,556,638	(1,670)	100%
Gross Margin Percentage	85%	84%	**85.0%**	**83%**		

Marketing Exp YTD thru June 01

	1st Q	2nd Q	YTD	BUDGET	Delta	
Outside Service	7,580	-	7,580		7,580	
Advertisement	54,496	29,121	83,617	76,926	6,691	109%
Other	(9,924)	(4,930)	(14,854)	-	(14,854)	
Total	**52,152**	**24,191**	**76,343**	**76,926**	**(583)**	99%
% to Sales	0.95%	0.51%	0.75%	0.85%		

Sales Expense YTD thru June 01

	1st Q	2nd Q	YTD	BUDGET	Delta	
Wages	212,755	216,713	429,468	349,832	79,636	123%
Bonus & Comm	209,533	150,173	359,706	197,579	162,127	182%
Education			-	4,940	(4,940)	0%
T&E	3,443	(2,869)	574	15,814	(15,240)	4%
Telephone	1,014	762	1,776	5,175	(3,399)	34%
Outside Services	5,481	1,457	6,938	7,200	(262)	96%
Recruiting			-	15,750	(15,750)	0%
Other	532	293	825	2,427	(1,602)	34%
Total	**432,758**	**366,529**	**799,287**	**598,717**	**200,570**	
% to Sales	7.86%	7.77%	7.82%	6.61%		

G&A YTD thru June 01

Top 12	1st Q	2nd Q	YTD	BUDGET	Delta	
Bad Debt	459,360	382,373	841,733	181,236	660,497	464%
Wages	149,393	145,916	295,309	323,901	(28,592)	91%
Taxes & Fees	130,295	144,993	275,288	168,000	107,288	164%
Billing	106,108	154,407	260,515	205,236	55,279	127%
Office Rent	59,021	73,365	132,386	126,000	6,386	105%
Bonus & Comm	36,628	20,223	56,851	48,000	8,851	118%
Outside Services	25,339	12,777	38,116	32,160	5,956	119%
Telephone	14,829	21,428	36,257	82,800	(46,543)	44%
Office Supplies	13,424	8,032	21,456	46,120	(24,664)	47%
T&E	5,486	3,929	9,415	45,000	(35,585)	21%
Education	4,000	-	4,000	13,168	(9,168)	30%
Other G&A	(6)	(2,523)	(2,529)	16,492	(19,021)	-15%
Total	**1,017,548**	**969,794**	1,987,342	**1,340,043**	**647,299**	148%
% to Sales	18.47%	20.57%	19.44%	14.79%		

Type 1 Strategy

Current Type 1 Buildings	-	227
Total Identified Type 1 Buildings	-	100's
To be added this year	-	12 – 24

All multi-tenant buildings with clear potential are already On-Net

Remaining potential are single tenant, office parks and strip centers

- Sales drive single tenant entry
- Office park and strip center tenants sometimes justify fiber
- Outside Plant Cabinet with copper distribution being developed

Margin Improvement Efforts

- A/R Collections Efforts
- Resale Conversion / Rate Increases
- Cost of Service Analysis
- Type II / UNE Optimization
- Increase focus on new / existing Type I locations

A Historic Track Record of Success


EBITDA % of Revenues
Gulf Region
100.0%
50.0%
0.0%
-50.0%
-100.0%
-150.0%
Oklahoma City
Kansas City
St. Louis
Columbus
TriCity TN
Houston
Little Rock
Lexington
Jackson
Louisville
Nashville
Wichita
Length of Time Markets in Operation Since:
1 Yr
2 Yrs
4 Yrs
5+ Yrs
2000
1999
1998/97
1996 and before

Adelphia
BUSINESS SOLUTIONS

Class of 1999/2000 Markets Following in the footprints of their mature brethren

David Sutherland - RVP South Region

Class of 1999 Markets Basic Facts

- History
  - Initial Expansion into primarily larger Tier I/II markets
  - Focus of Eastern half of US, particularly Southeastern US
  - Initially heavy focus on market share penetration before facilities were in place
  - Represents addressable market of approximately 18 million access lines $35 billion in annual telecom revenues
- Current Situation
  - Only money forward in markets with network presence (25 markets)
  - Markets now have lit/operational metropolitan network rings, central offices, and ILEC/IXC collocations
  - Aggressively converting existing TSR business
  - No further TSR Installations
  - Reducing dependence/cost of ILEC networks use, i.e. driving positive gross margin

Class of 1999 Markets Basic Facts Con't

- Future Outlook
  - Turn gross margin positive by end of 2001;EBITDA positive by Q3 2002
  - Incremental contribution margin from TSR conversion and new on-switch business of 65%-80%
  - Core market capital spending largely complete, then success based capital at roughly $650-$750/access line addition
  - Competitive landscape becoming much more favorable - market share opportunity is large

The Corner Has Been Turned
Passing the EBITDA Loss Inflection Point



Quarterly Performance
$5,000
$-
$(5,000)
$(10,000)
$(15,000)
$(20,000)
$(25,000)
$(30,000)
$(35,000)
Mar-99
Jun-99
Sep-99
Dec-99
Mar-00
Jun-00
Sep-00
Dec-00
Mar-01
Jun-01
GM
EBITDA

The Corner Has Been Turned
Passing the EBITDA Loss Inflection Point



Historic
Forward Looking Guidance
Quarterly Performance
$80,000
$60,000
$40,000
$20,000
$-
$(20,000)
$(40,000)
Mar-99
Jun-99
Sep-99
Dec-99
Mar-00
Jun-00
Sep-00
Dec-00
Mar-01
Jun-01
Sep-01
Dec-01
Mar-02
Jun-02
Sep-02
Dec-02
Mar-03
Jun-03
Sep-03
Dec-03
GM
EBITDA

A Historic Track Record of Success



EBITDA % of Revenues
South Region
100.0%
50.0%
0.0%
-50.0%
-100.0%
-150.0%
Baton Rouge
Jacksonville
South Florida
Charlotte
New Orleans
South Carolina
Raleigh
Tampa
Orlando
Mobile
Atlanta
Length of Time Markets in Operation Since:
1 Yr
2 Yrs
4 Yrs
5+ Yrs
2000
1999
1998/97
1996 and before

The Track to Success

The Month Each Market Turns Positive EBITDA

	AUG 01	SEP 01	OCT 01	NOV 01	DEC 01	JAN 02	FEB 02	MAR 02	APR 02	MAY 02	JUN 02
Jacksonville	X										
Baton Rouge	X										
Southern Region				X							
South Florida				X							
Charlotte						X					
Orlando						X					
New Orleans								X			
South Carolina								X			
Raleigh									X		
Mobile										X	
Tampa										X	
Atlanta											X

Adelphia BUSINESS SOLUTIONS

Class of 1999 Markets - The Drive to Profitability

- Type I Building Entry Strategy
  - Replicate Historic Performance of Original Markets - Lots of experience
  - Focus on mid-sized buildings - under-served portion of the market
  - Utilized fixed wireless (2002+) where feasible
  - Lower CPE costs resulting in improved economics
- TSR Conversion of Existing Lines
  - 177 lit collocated LSOs
  - Focus on customers within our footprint
  - Raise rates or terminate customers where economics of conversion do not work

The Drive to Profitability Con't

- Type II
  - Improved economics with UNEs and EELs
  - Large addressable market for bundled services on IAD
- Cost of Service Initiatives
  - Detailed audit of ILEC facilities invoices - error rate 10%-25%
  - Dispute resolution very favorable to date. $15.2M recovered (or pending recovery) disputes
- Pricing
  - Pass through of ILEC charges for usage on TSR accounts
  - Features charges comparable to ILEC pricing
  - Discount to ILEC - On-switch 15%-20% off ILEC Tariff
- TSR 0% off ILEC Tariff

Adelphia Business Solutions

Profile of Improved Financial Performance
Lines On-Switch versus TSR



Lines On-Switch vs. TSR
Number of lines
90000
80000
70000
60000
50000
40000
30000
20000
10000
0

	1/31/2001 (5 cities)	2/28/2001 (7 cities)	3/31/2001 (7 cities)	4/30/2001 (10 cities)	5/31/2001 (11 cities)	6/30/2001 (11 cities)	7/31/2001 (11 cities)	8/31/2001 (11 cities)
On Switch	12664	13928	26052	29561	32584	46665	55340	58805
TSR	77560	75531	74351	70053	64421	59924	54204	51192

TSR Conversion & Type II Tremendous Margin Opportunity

Typical Type II Customer Profile

Access Lines Served	- Local	8-14
	- LD	50% to 60% take rate
Data/Internet Access		128kb - 512kb circuit

Monthly Recurring Revenue - Average $ 650

Capital Cost - Incremental CPE/Cabling $3,600

Payback/Margin Analysis	Current (UNEs/EELs)	Historic (Special Access T-1)
Monthly Recurring Revenue	$650	$650
ILEC Line Cost		
- One Time	(400)	(400)
- Recurring*	190	350
Gross Margin	460	300
Gross Margin %	71%	46%
Selling Costs (one time)	(700)	(700)
Incremental Monthly EBITDA Contribution	460	300
Payback (in months)	10 months	16 months
ROIC – assumes customer for 4 years	111.6%	66.7%

* Includes cost of network components to support connectivity to PSTN

Pricing Opportunities - The Changing Competitive Landscape

- Target Pricing - 15% - 20% below ILEC fully loaded rates
  - Charge for features (call waiting, call forwarding, three way calling, etc.)
  - Pass through ILEC charges and usage on TSR customers
  - Raise TSR rates to equal ILEC rates - 0% discount
- Competitive Landscape Changing
  - Don’t give away revenue opportunities
- Calling Areas/Call Plans

Profile of Improved Financial Performance
A Rollforward of Results

	TSR	Change(a)	Type II SA T-1	Change (b)	Type II UNE/EEL	Change (c)	Type I On-Net
Revenue	$410	$240	$650	-	$650		$650
Direct Cost of Service	450	(100)	350	(160)	190	(115)	75
Incremental Gross Margin $	(40)		300		460		575
Incremental Gross Margin %	(10%)		46%		71%		88%

Typical Customer Profile

Base line

-12 line customer – local only

(a) TSR conversion and add LD and internet access

(b) Conversion to UNE/EEL

(c) On-net customer

Gross Margin On Its Way To Join Mature Markets



Gross Margin by City
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
-10%
-20%
AUG 01
SEP 01
OCT 01
NOV 01
DEC 01
JAN 02
FEB 02
MAR 02
APR 02
MAY 02
JUN 02
Atlanta
Baton Rouge
Charlotte
Jacksonville
Mobile
New Orleans
Orlando
Raleigh
South Carolina
South Florida
Tampa

A Look at ABIZ from Adelphia's Perspective

Tim Rigas, CFO

A Look at ABS from Adelphia's Perspective

- Enabling Network
  - Digital TV Transport
  - High Speed Data – IP Backbone
  - Residential Telephony

- Attractive Investment
  - Leverage Enabling Network to provide better ROI

Digital TV Transport

Adelphia BUSINESS SOLUTIONS

- The PONY ring allows digital set top boxes in Coudersport to be fed from digital headend equipment in Buffalo, enabling wide scale digital deployment while minimizing capital spent on headend equipment


Buffalo
Erie
Coudersport
Cleveland
Akron
Pittsburgh

High Speed Data – IP Backbone

Adelphia BUSINESS SOLUTIONS

- The IP Backbone will enable Adelphia to gain Tier 1 ISP status, saving the company $7.00 to $9.00 per cable modem customer in transport and transit expense.



NOT FOR RELEASE
" Adelphia Confidential "
Created by: Ronald Wiedner
Date: 4/27/2001
Modified by: Ronald Wiedner
Date: 5/3/2001
Drawing #: 1 - Revision #: - 0
Adelphia Business Solutions
Backbone Engineering

Residential Telephony

- The ABS backbone can provide transport and switching to connect Adelphia cable subscribers to the public switched networks


ABS Switch
ABS Central Office
LEC Central Office
Adelphia Fiber Ring
Long Distance Carrier Switch
Adelphia Headend
HFC network
Cable Home Passed

Adelphia
BUSINESS SOLUTIONS

Morgan Stanley Sponsored

Investor Day

September 5, 2001